UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

First Western Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

33751L 105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

◻	Rule 13d-1(b)
◻	Rule 13d-1(c)
⌧	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages.)

CUSIP No. 33751L 105

SCHEDULE 13G

1	Name of Reporting Person Scott C. Wylie
2	Check the Appropriate Box if a Member of a Group
	(a)	◻
	(b)	◻
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 854,253 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 854,253 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 854,253 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ◻
11	Percent of Class Represented by Amount in Row 9 10.6% (2)
12	Type of Reporting Person IN

(1)	Consists of (i) 706,812 shares of common stock held by Mr. Wylie, (ii) 13,941 shares of common stock held by Mr. Wylie's individual retirement account, (iii) 2,000 shares held by the Wylie Family Foundation of which Mr. Wylie serves as President and Trustee, and (iv) 131,500 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2020.
(2)	Based on the quotient obtained by dividing (a) the aggregate number beneficially owned by the Reporting Person as set forth in Row 9 by (b) 7,951,773 shares of Common Stock issued and outstanding as of December 31, 2020 as reported to Mr. Wylie by the Issuer, plus 131,500 shares of common stock issuable to Mr. Wylie upon the exercise of stock options by Mr. Wylie.

Page 2 of 5 Pages

CUSIP No. 33751L 105

SCHEDULE 13G

Item 1.	(a)	Name of Issuer: First Western Financial, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1900 16th Street, Suite 1200 Denver, Colorado 80202
Item 2.	(a)	Name of Person Filing: Scott C. Wylie
	(b)	Address of Principal Business Officer or, if none, Residence: Scott C. Wylie c/o First Western Financial, Inc. 1900 16th Street, Suite 1200 Denver, Colorado 80202
	(c)	Citizenship: Mr. Wylie is a United States citizen.
	(d)	Title of Class of Securities: Common Stock, no par value
	(e)	CUSIP Number: 33751L 105
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Page 3 of 5 Pages

CUSIP No. 33751L 105

SCHEDULE 13G

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 854,253 (1)
(b) Percent of class: 10.6% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 854,253 (1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 854,253 (1)
(iv) Shared power to dispose or to direct the disposition of: 0

1.     Consists of (i) 706,812 shares of common stock held by Mr. Wylie, (ii) 13,941 shares of common stock held by Mr. Wylie's individual retirement account, (iii) 2,000 shares held by the Wylie Family Foundation of which Mr. Wylie serves as President and Trustee, and (iv) 131,500 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2020.

2.     Based on the quotient obtained by dividing (a) the aggregate number beneficially owned by the Reporting Person as set forth in Row 9 by (b) 7,951,773 shares of Common Stock issued and outstanding as of December 31, 2020 as reported to Mr. Wylie by the Issuer, plus 131,500 shares of common stock issuable to Mr. Wylie upon the exercise of stock options by Mr. Wylie.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications.
Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2021

/s/ Scott C. Wylie
Scott C. Wylie

Page 5 of 5 Pages